UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Marchex, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

56624R 10 8

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 56624R 10 8	Page 2 of NUMPAGES \* MERGEFORMAT 2

(1)	Names of reporting persons Russell C. Horowitz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 5,907,096 shares
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 5,907,096 shares
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 5,907,096 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.5%
(12)	Type of reporting person (see instructions) IN

Item 1	(a).	Name of Issuer:

Marchex, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1200 5th Ave, Suite 1300 Seattle, WA 98101

Item 2	(a).	Name of Person Filing:

Russell C. Horowitz

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

c/o Marchex, Inc. 1200 5th Ave, Suite 1300 Seattle, WA 98101

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Class B Common Stock, par value $0.01 per share.

Item 2	(e).	CUSIP Number:

56624R 10 8

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount beneficially owned: 5,907,096 shares

(b) Percent of class: 13.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 5,907,096 shares*

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 5,907,096 shares*

(iv) Shared power to dispose or to direct the disposition of 0

*Includes 4,660,927 shares of Class A Common Stock held by MARRCH Investments, LLC. Russell C. Horowitz has sole power to vote or direct the voting of and sole power to dispose of or direct the disposition of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ Russell C. Horowitz
Russell C. Horowitz